TOP Financial Group Ltd

118 Connaught Road West

Room 1101

Hong Kong

September 28, 2023

Via Edgar Correspondence

Division of Corporation Finance

Office of Manufacturing

U.S. Securities Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn:	John Stickel
Chris Windsor

Re:	TOP Financial Group Ltd Amendment No.3 to the Registration Statement on Form F-3 Filed September 21, 2023 File Number 333-273066

Mr. Stickel and Mr. Windsor,

This letter is in response to the letter dated September 27, 2023 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to TOP Financial Group Ltd (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amendment No.3 to the registration statement on Form F-3 (the “Amendment No.4 to the Registration Statement”) is being submitted to accompany this letter.

Registration Statement on Form F-3 Amended September 21, 2023

Enforceability of Civil Liabilities, page 27

1)	We note your response to prior comment 2 and reissue in part. Please revise to clarify whether Cogency will accept service for any action under the civil liability provisions of the U.S. federal securities laws against any of its officers and directors who are residents of a foreign country in any appropriate court. See Item 101(g) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have further revised page 27 in the Amendment No.4 to the Registration Statement to clarify that it may be difficult for investors to effect service of process within the United States upon the officers and directors who are residents of a foreign country or to enforce against us or these people, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. TOP Financial Group Ltd has appointed Cogency Global Inc. as the agent to receive service of process with respect to any action brought against us under the securities laws of the United States. Cogency Global Inc. has also been engaged by the officers and directors who are residents of a foreign country to accept service for any action under the civil liability provisions of the U.S. federal securities laws against such officers and directors.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

TOP Financial Group Limited.

/s/ Ka Fai Yuen
Name:	Ka Fai Yuen
Title:	Chief Executive Officer